UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number:
001-37482

Kraft Heinz Savings Plan
(formerly H. J. Heinz Company Employees Retirement and Savings Plan)
(Full title of the plan)

THE KRAFT HEINZ COMPANY
One PPG Place
Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

KRAFT HEINZ SAVINGS PLAN
(FORMERLY H. J. HEINZ COMPANY EMPLOYEES RETIREMENT AND SAVINGS PLAN)
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

Notes to Financial Statements:

Note 1. Plan Description	5

Note 2. Summary of Significant Accounting Policies	9

Note 3. Related Party Transactions	11

Note 4. Tax Status	12

Note 5. Guaranteed Investment Contracts Held by Master Trust	13

Note 6. Master Trust	14

Note 7. Fair Value Measurements	15

Note 8. Reconciliation of Plan's Financial Statements to Form 5500	17

Supplemental Schedules:

Schedule H, Line 4a -- Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2016	19

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2016	20

Signatures

Exhibits
23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm
23.2 Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administration Board of The Kraft Heinz Company and
the Participants of the Kraft Heinz Savings Plan
The Kraft Heinz Company
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Kraft Heinz Savings Plan (formerly H. J. Heinz Company Employees Retirement and Savings Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Kraft Heinz Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the participants of the H.J. Heinz Company
Employees Retirement and Savings Plan and the
Employee Benefits Administration Board
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the H.J Heinz Company Employees Retirement and Savings Plan (the Plan) as of December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
September 19, 2016

KRAFT HEINZ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2016 and 2015
(in thousands)

	December 31,
	2016	2015
Investments:
Investment in Master Trust, at fair value (Notes 6 and 7)	$3,231,624	$385,494
Investment in Master Trust, at contract value (Notes 6 and 7)	645,371	—
Total investments	3,876,995	385,494
Receivables:
Notes receivable from participants	38,353	2,099
Participant contribution receivable	12	—
Employer contribution receivable	27,757	3,802
Total receivables	66,122	5,901
Total assets	3,943,117	391,395

Liabilities:
Accrued administrative expenses	8	52
Total liabilities	8	52

Net assets available for benefits	$3,943,109	$391,343
The accompanying notes are an integral part of these financial statements.

KRAFT HEINZ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016
(in thousands)

2016
Additions to net assets attributed to:
Net investment income from Master Trusts (Notes 6 and 7)	$29,317
Interest from notes receivable from participants	84
Participant contributions	8,600
Employer contributions	31,676
Total additions	69,677
Deductions from net assets attributed to:
Distributions and withdrawals	(79,766)
General and administrative expenses	(46)
Total deductions	(79,812)
Decrease in net assets available for benefits before transfers	(10,135)

Transfer from Kraft Foods Group Inc. Thrift Plan	3,520,168
Transfer from Kraft Heinz Union Savings Plan	41,733
Total Transfers	3,561,901
Increase in net assets available for benefits after transfers	3,551,766
Net assets available for benefits:
Beginning of year	391,343
End of year	$3,943,109
The accompanying notes are an integral part of these financial statements.

(1) PLAN DESCRIPTION:

General
The Kraft Heinz Savings Plan (the “Plan”) (formerly H. J. Heinz Company Employees Retirement and Savings Plan) is a defined contribution plan covering eligible salaried and non-union hourly employees actively employed by the Company (as defined below). Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The following description of the Plan provides only general information.

Effective December 30, 2016, the Kraft Foods Group, Inc. Thrift Plan merged with the Plan. The transfer is shown as “Transfer from Kraft Foods Group, Inc. Thrift Plan” on the statement of changes in net assets available for benefits. Effective December 30, 2016, non-union hourly employees transferred from the Kraft Heinz Union Savings Plan to the Plan. The transfer is shown as a “Transfer from Kraft Heinz Union Savings Plan” on the statement of changes in net assets available for benefits.

In 2015, through a series of transactions, the H.J. Heinz Holding Corporation (“Heinz”) consummated the acquisition of Kraft Foods Group, Inc. (the “2015 Merger”). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company (“Kraft Heinz”) and H. J. Heinz Company changed its name to Kraft Heinz Foods Company (“Kraft Heinz Foods” and, together with Kraft Heinz and their subsidiaries, the “Company”). Upon the closing, Kraft Heinz Foods assumed sponsorship of the Plan and the Employee Benefits Administration Board of Kraft Heinz (“EBAB”) assumed responsibility for the day-to-day administration and investment operations of the plan. EBAB is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options and monitoring the performance of the investment options. The Plan also vests EBAB with authority to control and manage the non-investment operations of the Plan.
Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Heinz Foods in a commingled investment fund known as the Kraft Heinz Defined Contribution Master Trust (the “Master Trust”) for which Fidelity Management Trust Company (the “Trustee”) has served as the trustee beginning July 1, 2016. At December 31, 2016, the other defined contribution plans in the Master Trust included the Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc. and the Kraft Heinz Union Savings Plan which was formerly known as the H. J. Heinz Company SAVER Plan until December 30, 2016. Also effective December 30, 2016, the Kraft Foods Group, Inc. TIP Plan was merged into the H. J. Heinz Company SAVER Plan. As noted above, assets relating to non-union hourly employees transferred from the Kraft Heinz Union Savings Plan to the Plan effective December 30, 2016. Effective July 1, 2016 and prior to the December 30, 2016 plan mergers discussed above, the Master Trust included the H. J. Heinz Company Employees Retirement and Savings Plan, the H. J. Heinz Company SAVER Plan, the Kraft Foods Group, Inc. Thrift Plan, the Kraft Foods Group, Inc. TIP Plan, and the Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc. As of December 31, 2015 and through June 30, 2016, assets of the H. J. Heinz Company Employees Retirement and Savings Plan and the H. J. Heinz Company SAVER Plan were co-invested in a commingled investment fund known as the H.J. Heinz Company Master Trust for which Wells Fargo Bank, N.A. served as the trustee.
Eligibility
Regular full-time employees are eligible to participate in the Plan beginning with their employment commencement date subject to any probationary period for the specific work unit. Other employees are eligible to participate after the completion of 1,000 hours of service. Employees are not eligible to participate in the Plan unless they are employed by Kraft Heinz Foods or an affiliate that has adopted the Plan, are paid from the Company’s United States payroll system, and are not covered by a collective bargaining agreement.
Participant Contributions

Participant contributions to the Plan may be either tax-deferred, after-tax, Roth 401(k), or a combination thereof (“Participant Contributions”). The total of Participant Contributions may not exceed 75% of a participant's compensation.
Participant Contributions made by certain highly compensated participants may be limited under the Code rules. Tax-deferred and Roth 401(k) contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $18,000 ($24,000 if over age 50 by year-end) in 2016.

Automatic Enrollment and Escalation

The Plan includes a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 6% tax-deferred contribution rate unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option unless the employee makes a different investment election. The default investment option is a BlackRock LifePath Index Target Date Fund that corresponds with the year the participant will reach age 65. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate or type, or change their investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 10%. This occurs with the first payroll period in January of each year, and participants may decline these rate increases or elect a different rate.
Employer Contributions
The Company contributes one dollar for every dollar of employee contribution to the Plan up to 2% of eligible pay, plus 50 cents for every dollar of employee contribution that is between 2% and 6% of eligible pay, for a maximum matching contribution of 4% (“Kraft Heinz Matching Contributions”). Kraft Heinz Matching Contributions are invested in accordance with each participant’s current investment election in effect at the time of the contribution, or to the Plan’s default fund in the absence of an investment election.
The Company makes an additional non-elective contribution equal to 3% of eligible pay (“Kraft Heinz Non-Elective Contributions”). To receive the Kraft Heinz Non-Elective Contribution, an employee must be employed by the Company on the last day of the year, unless they terminate employment during the year after reaching age 55 with at least five years of service with the company, because of disability or death, or because of an applicable company-designated job elimination, plant shutdown or closing of a unit, or permanent layoff in connection with a reduction in force.
The amount paid in 2017 related to the 2016 Kraft Heinz Non-Elective Contribution was $27.8 million and comprises the employer contributions receivable on the statements of net assets available for benefits at December 31, 2016.
Participant Accounts
The participants' accounts are credited with the Participant Contributions, Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions, and Plan earnings and charged with benefit payments, allocation of Plan losses, and administrative expenses, as applicable. Each participant has the right to direct the investment of his or her account to any of the investment options available under the Plan. Alternatively, a participant can elect to have Fidelity Portfolio Advisory Service direct the investment of his or her account.
The Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employee Stock Ownership Plan

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Heinz stock fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Heinz common stock, to have the portion of the dividend that qualifies as a dividend for U.S. federal income tax purposes paid to them in cash or have the dividend reinvested in additional units of the Kraft Heinz stock fund.
Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Vesting
The portion of a participant's account that includes Participant Contributions, rollover contributions, dividends paid on the Kraft Heinz stock fund, and related earnings, is fully vested at all times.

Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions made in 2016 vest after two years of service. Company contributions made prior to 2016 in the Kraft Foods Group, Inc. Thrift Plan generally vest after two years of service. Company contributions made prior to 2016 in the H. J. Heinz Company Employees Retirement and Savings Plan generally vest after three years of service. Related earnings vest when the contributions vest.
However, regardless of a participant’s years of service, the Kraft Heinz Matching Contribution and Kraft Heinz Non-Elective Contribution accounts will vest immediately if the participants reaches age 65 while employed by the Company, or if the participant terminates employment with the Company after the beginning of the year in which he or she reaches age 55, due to disability or death, or due to an applicable company-designated job elimination, plant shutdown or closing of a unit, or permanent layoff in connection with a reduction in force.
Withdrawals and Distributions

A participant’s after-tax (excluding Roth 401(k)) and rollover contributions, plus related earnings, are available for withdrawal at any time. Certain sub-accounts transferred to the Plan from the Kraft Foods Group, Inc. Thrift Plan also are available for withdrawal at any time. Matching contributions made to the H. J. Heinz Company Employees Retirement and Savings Plan before 2016 are available for withdrawal once the participant reaches age 59½ or has sixty months of continuous participation in the Plan.

Tax-deferred and Roth 401(k) contributions, and related earnings, are not eligible for withdrawal until the Participant reaches age 59 ½ or terminates employment, unless the participant qualifies for a hardship withdrawal or becomes disabled, as defined in the Plan. Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contribution, and related earnings, are not eligible for withdrawal until the Participant reaches age 59 ½ or terminates employment, unless the participant becomes disabled, as defined in the Plan.
If a participant qualifies for a hardship withdrawal, they can withdraw from their tax-deferred or Roth 401(k) account (including catch-up contributions), but not from earnings credited to those accounts after December 31, 1988. All other funds that are eligible for distribution must be withdrawn first before the participant can withdraw from his or her tax-deferred or Roth 401(k) accounts. After receiving a hardship withdrawal, a participant is suspended from contributing to the Plan for six months. Benefits are recorded when paid.
Forfeitures
If a participant terminates employment, any non-vested company contributions are forfeited when the participant has a five-year break in service, or, if earlier, when the participant receives a distribution of his or her entire vested balance. The forfeited amounts are restored if the participant is rehired before incurring a five-year break in service and repays the full amount of any earlier distribution. Benefits also may be forfeited if EBAB is unable to locate a participant, subject to reinstatement if the participant is located or a beneficiary makes a valid claim for the benefit. Forfeitures may be used to restore forfeited amounts to other participants, offset Kraft Heinz Matching Contributions and Kraft Heinz Non-Elective Contributions, and pay certain expenses.
Notes Receivable from Participants
Actively employed participants may request a loan from their accounts. The minimum loan is $1,000 and the maximum is 50% of the vested value of the participant’s account, or, if less, $50,000 reduced by the participant’s highest outstanding loan balance in the preceding twelve months. Participants are charged a $50 loan processing fee. The interest rate is set based on the Reuters prime rate in effect on the last day of the month before the loan is issued plus 1%. Subject to exceptions for participant loans of plans that were merged into the Plan, participants may not have more than one outstanding loan at a time.
Outstanding loans, which are secured by the participant’s interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Loans may have a repayment term of up to five years (fifteen years for primary residence loans).
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on the taxable distribution if it occurs prior to age 59 ½.

Plan Termination

Kraft Heinz Foods reserves the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, reduce or suspend Kraft Heinz Matching Contributions and/or Kraft Heinz Non-Elective Contributions to the Plan or terminate the Plan. Such actions may be taken at any time, with or without notice to participants. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in his or her entire account.
Administrative Expenses

The Plan pays reasonable expenses including record keeping fees, administrative charges, professional fees, trustee fees, and brokerage fees, commissions, expenses incident to the income or assets of the trusts or the purchase or sale of securities by the trustee from the assets of the trusts unless paid by the Company. The Company did not pay administrative expenses during 2016.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosure. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the Master Trust for the second half of 2016 which is reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan held an interest in the assets of the H.J. Heinz Company Master Trust as of December 31, 2015 and for the first half of 2016 which was also reported at fair value. The Plan's investments in the trusts consist of various mutual funds, collective trusts, and common stock presented at fair value. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements.
The Plan's investments in the Master Trust also consist of synthetic guaranteed investment contracts (“GIC”). An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. GICs are fully benefit-responsive investment contracts that are included at contract value in the investments of the Plan and in the statements of net assets available for benefits.
Purchases and sales of investments are reflected on a trade-date basis. In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06 Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, this ASU requires that a plan’s interest in that master trust and any change in that interest are to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also requires disclosure of the master trust's other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance. This ASU is effective for fiscal years beginning after December 15, 2018. A reporting entity should apply amendments retrospectively to each period for which financial statements are present. Early adoption is permitted. The Plan has not adopted this ASU as of December 31, 2016.

Risks and Uncertainties

The Plan and the trusts provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reclassification

Some items in the prior year financial statements and footnote disclosures were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net assets available for benefits or the prior year net decrease in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(3) RELATED PARTY TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

EBAB is not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $619.2 million at December 31, 2016 in Kraft Heinz common stock, which such holdings are exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income of $10.1 million and net realized losses of $7.7 million from investments in Kraft Heinz common stock for the period from July 1, 2016 through the year ended December 31, 2016. The H.J. Heinz Company Master Trust did not hold Kraft Heinz common stock.

The Master Trust invests in collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by Loomis Sayles Trust Company, an investment manager, and managed by its affiliates; and, collective trusts issued by Wells Fargo Bank, an investment manager, and managed by its affiliates, all of which are also intended to be exempt parties-in-interest transactions. The Master Trust invests in investment contracts, and the fees paid to issuers of the contracts are intended to qualify as exempt parties-in-interest transactions. Notes receivable from participants are also intended to be exempt parties-in-interest transactions.

As of December 31, 2015, the H.J. Heinz Company Master Trust invested in common collective trusts issued and managed by Wells Fargo, which are intended to be exempt parties-in-interest transactions. Wells Fargo Bank, N.A. served as trustee for the H.J. Heinz Company Master Trust.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also are intended to qualify as exempt parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements.

(4) TAX STATUS:

The Plan obtained its latest determination letter dated September 29, 2013, in which the IRS indicated that the Plan, which was amended and restated effective January 1, 2013, is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the most recent determination letter. The Plan's administrator and the Plan's Tax and ERISA counsel believe that the Plan continues to be a “qualified” plan under Section 401(a) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section     401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. EBAB has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. EBAB believes it is no longer subject to income tax examinations for years prior to 2013.

(5) GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST:

The Master Trust holds investments in synthetic GICs as part of the Interest Income Fund investment option.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, and foreign government bonds in 2016. The contract value of the synthetic GICs was $716.3 million at December 31, 2016.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value and the value, yield and duration of the underlying securities, but cannot be less than zero.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, including the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the Code, laws or regulations.

EBAB does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

(6) MASTER TRUST:
The Plan had a 92% interest in the Master Trust at December 31, 2016 and an 83% interest in the H.J. Heinz Company Master Trust at December 31, 2015.

The following tables present the 2016 Master Trust information for the Plan and the 2015 H.J. Heinz Company Master Trust information.

	(In thousands)
	2016	2015
Investments at contract value:
Synthetic investment contracts	$716,321	$—
Investments at fair value:
Collective trusts	2,679,576	138,592
Registered investment company	163,324	291,962
Common stock	619,222	31,278
Short-term investments	39,341	886
Total investments at fair value	3,501,463	462,718
Total investments	4,217,784	462,718
Receivables:
Pending trades and other	5,832	—
Total assets	4,223,616	462,718
Liabilities:
Pending trades and other	(4,388)	—
Total liabilities	$(4,388)	$—
Net assets	$4,219,228	$462,718
Plan’s interest therein	$3,876,995	$385,494

The following is a summary of the investment income (loss) for the H.J. Heinz Company Master Trust for the first half of 2016:

(in thousands)
Interest and dividends	$764
Net appreciation in fair value of investments	20,054
Investment income	$20,818
Plan's interest therein	$17,406

The following is a summary of the investment income (loss) for the Master Trust for the year ended December 31, 2016:

(in thousands)
Interest and dividends	$31,069
Net appreciation in fair value of investments	124,935
Investment income	$156,004
Plan's interest therein	$11,911

(7) FAIR VALUE MEASUREMENTS:
Investments of the trusts are reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan’s interest in the trusts is reported at estimated fair value based upon the fair values of the underlying investments held within the trusts with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The guidance establishes a fair value hierarchy which requires the Plan and the trusts to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the trusts have the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the trusts’ own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the trusts.
Common Stocks: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (Level 1 inputs).
Registered Investment Company: The fair value of the registered investment companies is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input).
Collective Trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The investment objectives and underlying investments of the collective trusts vary. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date. The Wells Fargo Stable Value Fund has a twelve month redemption notice period, which began March 1, 2016.
Short-Term Investments: Short-term investments consist of a collective trust and money market mutual funds. The fair value of the collective trust is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The fair value of the money market mutual funds is determined by obtaining a quoted price on a nationally recognized security exchange (level 1 input). Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term investments are designed to provide safety of principal, daily liquidity, and a competitive yield by investing in government fixed income and money market instruments.

Assets of the trusts that are measured at fair value on a recurring basis as of December 31, 2016 and 2015 are summarized below:

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment company	$163,324	$—	$—	$163,324
Common stock	619,222	—	—	619,222
Short-term investments	14,155	—	—	14,155
Total investment assets in the fair value hierarchy	796,701	—	—	796,701
Investments measured at net asset value (a)				2,704,762
Total investment assets at fair value				$3,501,463

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment company	$291,962	$—	$—	$291,962
Common stock	31,278	—	—	31,278
Short-term investments	886	—	—	886
Total investment assets in the fair value	324,126	—	—	324,126
Investments measured at net asset value (a)				138,592
Total investment assets at fair value				$462,718

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 6.

(8) RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2016 and December 31, 2015:

	(in thousands)
	2016	2015
Net assets available for benefits per the financial statements	$3,943,109	$391,343
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,098	230
Net assets per the Form 5500	$3,954,207	$391,573
Investment contracts are shown at fair value on the Form 5500.

The following is a reconciliation of the decrease in net assets available for benefits before transfers per the financial statements to the net gain per the Form 5500 for the year ended December 31, 2016:

(in thousands)
2016
Decrease in net assets available for benefits before transfers per the financial statements	$(10,135)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,868
Net gain per the Form 5500	$733

Supplemental Schedules

KRAFT HEINZ SAVINGS PLAN
EIN: 25-0542520 PLAN 009
SCHEDULE H, Line 4a -- SCHEDULE OF DELINQUENT CONTRIBUTIONS
For the Year Ended December 31, 2016

Check here if late Participant Loan Repayments are included	Total that Constitute Nonexempt Prohibited Transactions			Total fully corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
√			$288,254*

* The amount relates to 2016 participant contributions.

KRAFT HEINZ SAVINGS PLAN
EIN: 25-0542520 PLAN 009
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.24% to 10.50% as of December 31, 2016; Maturity dates of loans range from 01/01/2017 to 10/02/2031	**	$38,353,013
		Total		$38,353,013

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

See Independent Auditors' report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board of The Kraft Heinz Company, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT HEINZ SAVINGS PLAN
(Name of Plan)

By
/s/ Shirley Weinstein
Shirley Weinstein
Head of Global Rewards
The Kraft Heinz Company
Date: June 21, 2017